CANTOR FITZGERALD & CO.
110 East 59th Street
New York, New York 10022

October 17, 2005

VIA TELECOPY
Mr. John D. Reynolds
United States Securities and
Exchange Commission
Mail Stop 0504, 450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Platinum Energy Resources, Inc. (the "Company")
Registration Statement on Form S-1 originally filed June 10, 2005
(File No. 333-125687) ( the "Registration Statement")

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, as amended, the undersigned, as a lead Underwriter of the proposed offering of securities of Platinum Energy Resources, Inc., hereby advises that copies of the Preliminary Prospectus, dated September 30, 2005, were distributed on or about September 30, 2005 as follows:

 0   to individual investors;

 0   to NASD members (which included 0   prospective underwriters and selected dealers); and

 150   to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated September 30, 2005, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a "firm commitment" offering.

Very truly yours, CANTOR FITZGERALD & CO.

By:	/s/ SCOTT HARTZELL
Scott Hartzell Managing Director: Head of Syndicate